UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      Safety Components International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    786474106
                                 (CUSIP Number)


Mr. Robert A. Zummo                          With a copy to:
Safety Components International, Inc.        Richard A. Goldberg, Esq.
3190 Pullman Street                          Shereff, Friedman, Hoffman
Costa Mesa, CA 92626                          & Goodman, LLP
(714) 662-7756                               919 Third Avenue
                                             New York, New York 10022
                                             (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 22, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
CUSIP No.  786474106                            Page         of           Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Robert A. Zummo

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         SC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                         1,021,576
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                           0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                       1,021,576
       PERSON         10       SHARED DISPOSITIVE POWER
        WITH                             0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,021,576

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    20.2%
14       TYPE OF REPORTING PERSON
                                    IN


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
                                  Schedule 13D


Item 1.           Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 2160 North Central Road, Fort Lee, NJ 07024. The Reporting Person (as defined below) previously reported beneficial ownership of the Common Stock on
Schedule 13G.

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This statement is being filed by Robert
A. Zummo, an individual (sometimes referred to herein as the "Reporting Person"). Robert A. Zummo's principal occupation is President, Chief Executive Officer and the Chairman of the Board of the Company. Mr. Zummo's business address is 3190 Pullman Street, Costa Mesa, CA 92626. Mr. Zummo is a citizen of the United States.

                  The principal executive office of the Company is located at 2160 North Central Road, Fort Lee, NJ 07024. The Company is a leading, low cost independent supplier of automotive airbag cushions with operations in North America, Europe and Asia.

                  (d) and (e). During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to a definitive Stock Purchase Agreement, dated as of
May 22, 1997, the Company acquired (the "Valentec Acquisition") all of the outstanding stock of Valentec International Corporation, a Delaware corporation ("Valentec"), from Robert A. Zummo, Francis X. Suozzi and the Valentec International Corporation Employee Stock Ownership Plan (the "Valentec ESOP"). Valentec had been the Company's largest shareholder immediately prior to the Valentec Acquisition owning 1,379,200 shares of the Company's Common Stock or approximately 27% of the issued and outstanding shares of the Company's Common Stock. As the owner of 1,602,222 shares of common stock of Valentec (approximately 74% of the outstanding shares of common stock of Valentec) and the President, Chief Executive Officer and a director of Valentec, beneficial ownership of the shares of the Company owned by Valentec was also attributable to Mr. Zummo. The consideration paid to the shareholders of Valentec in connection with the Valentec Acquisition consisted of an aggregate

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

of 1,369,200 newly issued shares of Common Stock, of which Mr. Zummo received 976,576 shares (the "Zummo Shares"). The shares of Common Stock held by Valentec have become treasury shares and are not considered outstanding. Therefore, there has been no increase in the Company's outstanding shares as a result of the Valentec Acquisition. Robert A. Zummo now beneficially owns, directly, approximately 20.2% of the outstanding Common Stock of the Company. The indebtedness assumed by the Company in connection with the Valentec Acquisition was approximately $14.1 million as of May 22, 1997 (inclusive of intercompany indebtedness of $4.3 million, which has been eliminated in consolidation as a result of the Valentec Acquisition) of which approximately $7.1 million has been repaid. The sources of the funds used by the Company and Valentec to pay such $7.1 million of indebtedness consisted of funds obtained under the Company's revolving line of credit with Keybank National Association, a mortgage financing on the Company's Czechoslovakian facility, a capital lease financing with Transamerica Business Credit Corp. and working capital.

Item 4.           Purpose of Transaction.

                  Robert A. Zummo acquired his shares of Common Stock (with the exception of shares underlying stock options) through the Valentec Acquisition. Prior to the Valentec Acquisition, Mr. Zummo beneficially owned approximately 27% of the issued and outstanding shares of Common Stock indirectly through Valentec. As the Chairman of the Board, Chief Executive Officer and beneficial owner of the largest share holding of the Company's Common Stock, Mr. Zummo may have the ability to control the election of the Company's directors and thus, subject to his fiduciary duties, direct the future operations of the Company and control other actions requiring shareholder approval, including certain fundamental corporate transactions such as a merger or sale of substantially all of the assets of the Company. Except as set forth below, Robert A. Zummo does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

                  Mr. Zummo reserves the right to acquire additional shares of the Common Stock or to dispose of shares of the Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by him and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

Item 5.           Interest in Securities of Issuer.

                  (a). Robert A. Zummo is the beneficial owner of 1,021,576 shares of Common Stock, of which 976,576 shares were acquired in connection with the Valentec Acquisition and 45,000 shares are issuable under currently exercisable options held by Mr. Zummo. Such shares represent, in the aggregate, approximately 20.2% of the issued and outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as of July 31, 1997, which information is known to the Reporting Person as an officer of the Company.


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

                  (b). Mr. Zummo has sole voting and dispositive power with respect to all shares of Common Stock beneficially owned by him. See Item 6 for information regarding an arrangement between Mr. Zummo and Francis X. Suozzi, a director of the Company with respect to certain additional shares of the Common Stock.

                  (c). The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

                  (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  In  connection  with the  Valentec  Acquisition,  the  Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 22, 1997, with Robert A. Zummo, Francis X. Suozzi and the Valentec ESOP, pursuant to which the Company will, (i) upon the request of Mr. Zummo, file up to one registration statement under the Securities Act of 1933, as amended (the "Act"), in order to permit Mr. Zummo (or any subsequent holder of Registrable Securities (as defined in the Registration Rights Agreement) representing at least 5% of the outstanding Common Stock on the date thereof) to offer and sell all or a portion of the Zummo Shares and (ii) notify Mr. Zummo (or any such subsequent holder) if at any time the Company proposes to file a registration statement under the Act and offer to Mr. Zummo (or any such subsequent holder) the opportunity to register such number of Zummo Shares as Mr. Zummo (or such subsequent holder) may request. The Registration Rights Agreement is attached as Exhibit 7 hereto and incorporated herein by reference.

                  In connection with the Valentec Acquisition, Mr. Zummo and Mr. Suozzi entered into a Reallocation Agreement (the "Reallocation Agreement") pursuant to which, among other things, 36,430 shares of Common Stock to be received by Mr. Zummo under the Valentec Acquisition were reallocated to Mr. Suozzi in consideration of Mr. Suozzi's release of certain claims relating to consulting fees. As a result, Mr. Zummo received 976,576 shares of Common Stock under the Valentec Acquisition (rather than 1,013,006 shares). In addition, pursuant to such Reallocation Agreement, Messrs. Zummo and Suozzi agreed that for a period of three years from the date thereof, Mr. Suozzi will vote all shares of Common Stock beneficially owned by him on any manner put to a vote of the shareholders of the Company in the same manner as recommended by a majority of the Board of Directors of the Company, or if no such recommendation has been made, as directed by Mr. Zummo; provided, that such agreement shall terminate if Mr. Suozzi shall cease to be on the Board of Directors of the Company (other than as a result of his resignation). Mr. Suozzi beneficially owns an aggregate of 328,051 shares of Common Stock as of the date hereof (including 2,250 shares issuable under currently exercisable stock options). Mr. Suozzi's principal occupation is Senior Vice President and Treasurer of Nabisco Holdings Corporation. His business address is 7 Campus Drive, Parsippany, NJ 07054. Mr. Suozzi is a citizen of the United States. The principal executive office of Nabisco Holdings Corporation is located at 7 Campus Drive, Parsippany, NJ 07054. Nabisco

Holdings Corporation is engaged in the business of producing consumer food products consisting primarily of cookies and crackers. During the past five years, Mr. Suozzi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.1 Shares of Common Stock owned by Mr. Suozzi which are the subject of the Reallocation Agreement are not included in the shares included herein as being beneficially owned by Mr. Zummo and Mr. Zummo disclaims beneficial ownership of such shares. Sections 1, 2 and 4 of the Reallocation Agreement, which is attached as Exhibit 8 hereto, are incorporated herein by reference.

                  In connection with the Company's initial public offering, the Company and Mr. Zummo entered into a Stock Option Agreement, pursuant to which Mr. Zummo was given the option to purchase 40,000 shares of Common Stock under the Company's 1994 Stock Option Plan at an exercise price of $11.00 per share. Such options vest in equal annual installments over four years from the date of grant. Options to purchase 30,000 of such shares are currently exercisable.

                  The Company and Mr. Zummo are parties to four additional Stock Option Agreements, dated May 6, 1994, May 4, 1995, May 9, 1996 (collectively, the "May Stock Option Agreements") and July 15, 1997 (the "July 1997 Stock Option Agreement"), pursuant to which, Mr. Zummo was given the option to purchase, under the Company's 1994 Stock Option Plan, an additional (i) 10,000 shares of Common Stock under each of the May Stock Option Agreements and (ii) 5,000 shares of Common Stock under the July 1997 Stock Option Agreement at an exercise price of $10.00, $21.73, $14.17 and $12.38 per share, respectively. Such options vest in equal annual installments over four years from the date of grant. Options to purchase 15,000 of such shares are currently exercisable.

Item 7.           Materials to Be Filed as Exhibits.

                  1. Stock Option Agreement, dated as of May 6, 1994, between the Company and Robert A. Zummo.

                  2. Stock Option Agreement, dated as of May 6, 1994, between the Company and Robert A. Zummo.

                  3. Stock Option Agreement, dated as of May 4, 1995, between the Company and Robert A. Zummo.

--------
       1 All information contained herein with respect to Francis X. Suozzi including his beneficial ownership of Common Stock, is based on a Schedule 13D, dated August 22, 1997.

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

                  4. Stock Option Agreement, dated as of May 9, 1996, between the Company and Robert A. Zummo.

                  5. Stock Option Agreement, dated as of July 15, 1997, between the Company and Robert A. Zummo.

                  6. Stock Purchase Agreement, dated as of May 22, 1997, by and among Robert A. Zummo, Francis X. Suozzi, the Valentec International Corporation Employee Stock Ownership Plan and the Company.

                  7. Registration Rights Agreement, dated as of May 22, 1997, by and among Robert A. Zummo, Francis X. Suozzi, the Valentec International Corporation Employee Stock Ownership Plan and the Company.

                  8. Reallocation Agreement, dated as of May 22, 1997, by and between Robert A. Zummo and Francis X. Suozzi.


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


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 22, 1997


                                             /s/ Robert A. Zummo
                                             -------------------
                                                 ROBERT A. ZUMMO


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